SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ---------------------------------------

                               Amendment No. 3 to
                                   SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
                     OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                         DUNES HOTELS AND CASINOS, INC.
                        (Name of Subject Company--Issuer)

              DUNES HOTELS AND CASINOS, INC.                          ISSUER
             GENERAL FINANCIAL SERVICES, INC.                         BIDDER
              GFS ACQUISITION COMPANY, INC.                           BIDDER
                     STEVE K. MILLER                                  BIDDER
                 (Name of Filing Persons)                            (Status)

              COMMON STOCK, $0.50 PAR VALUE                         265440 10 7
  SERIES B, $7.50 CUMULATIVE PREFERRED STOCK, $0.50 PAR             265440 20 6
                          VALUE
              (Title of Class of Securities)          (CUSIP Number of Class of
                                                                 Securities)

                                  Thomas Steele
                             8441 E. 32nd Street N.
                                    Suite 200
                              Wichita, Kansas 67226
                             (316) 636-1070, Ext. 28
      (Name, address and  telephone  number of persons  authorized to receive notices and  communications  on behalf of filing persons)

                                   Copies to:

                              Patrick J. Respeliers
                            Morrison & Hecker L.L.P.
                                2600 Grand Avenue
                           Kansas City, Missouri 64108
                                 (816) 691-2600

                            CALCULATION OF FILING FEE

           ----------------------------------------------------------

             Transaction valuation         Amount of filing fee
           ----------------------------------------------------------
           ----------------------------------------------------------

                 $5,382,640(1)                  $1,077(2)
           ----------------------------------------------------------

(1) Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding shares of the Dunes Hotel and Casinos, Inc.'s Common Stock, $0.50 par value, at $1.00 per common share, and Series B, $7.50 Cumulative Preferred Stock, $0.50 par value, at $30.00 per preferred share, in accordance with terms of the Offer described herein. The amount of the filing fee was calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934.

(2)   Previously paid.

      [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:
      Form or Registration No.:
      Filing Party:
      Date Filed:
      [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|  third-party tender offer subject to Rule 14d-1.

      |X|  issuer tender offer subject to Rule 13e-4.

      |X|  going-private transaction subject to Rule 13e-3.

      [ ]  amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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





      This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO, as amended (this "Statement"), relating to a tender offer by Dunes Hotels and Casinos, Inc., a New York corporation (the "Company"), to purchase all of the outstanding shares of its Common Stock, $0.50 par value per share (the "Common Shares"), and its Series B, $7.50 Cumulative Preferred Stock, $0.50 par value per share (the "Preferred Shares"), tendered pursuant to the tender offer at a purchase price of $1.00 per Common Share and $30.00 per Preferred Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated
October 31, 2000 and the Supplement thereto dated December 21, 2000 (collectively, the "Offer to Purchase") and in the related Letters of Transmittal, copies of which are attached hereto as Exhibits (A)(1), (A)(2),
(A)(7) and (A)(3) (which together with any amendments or supplements thereto, collectively constitute the "Offer"). General Financial Services, Inc.,
GFS Acquisition Company, Inc. and Steve K. Miller are "bidders" within the meaning of Rule 14d-1(g)(2) with respect to the offer. The term "Share" means a share of either the Common Shares or the Preferred Shares, as applicable.

ITEMS 8 AND 11:

      Items 8 and 11 of the Schedule TO are hereby amended by adding the following language:

      At 4:00 p.m., Central Time on Thursday, February 15, 2001, the Offer expired. Based on information provided by the Depositary, 397,118 Common Shares and 874 Preferred Shares were validly tendered and not withdrawn prior to the expiration of the Offer. Prior to the expiration of the Offer, the Dunes waived all unsatisfied conditions to the Offer and all validly tendered and not withdrawn shares were accepted, payment for which will be made promptly. The tendered shares represent 7.8% of the outstanding Common Shares and 9.1% of the outstanding Preferred Shares. The tendered shares will be cancelled and as a result, Steve K. Miller, indirectly through General Financial Services, Inc. and GFS Acquisition Company, Inc., will own 82.7% of the Common Shares and 1.4% of the Preferred Shares.

      The Offerors also announced that the subsequent offering period for the Offer for Preferred Shares will begin at 9:00 a.m. Central Time, on Friday, February 16, 2001 and will expire at 4:00 p.m., Central Time, on Friday, March 16, 2001. During the subsequent offering period, Preferred Shares will be accepted and promptly paid for as they are tendered. The same per share consideration paid during the initial offering period is extended through the subsequent offering period. Preferred Shares that are tendered during the subsequent offering period may not be withdrawn. There is no subsequent offering period for the Common Shares. A copy of the notice of the subsequent offering period sent to holders of Preferred Shares is being filed herewith as Exhibit (A)(8) and is incorporated herein by reference.

ITEM 12.   EXHIBITS.

Item 12 of Schedule TO is hereby replaced with the following:

          *(A)(1) Offer to Purchase dated October 31, 2000.

          *(A)(2) Form of Letter of Transmittal for Common Stock.

          *(A)(3) Form of Letter of Transmittal for Preferred Stock.

          *(A)(4) Form of Notice of Guaranteed Delivery.

          *(A)(5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.

          *(A)(6) Form of Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.

         **(A)(7) Supplement dated December 21, 2000 to Offer to Purchase.

           (A)(8) Notice of subsequent offering period dated February 15, 2001.

----------------------------------

* Previously filed with Schedule TO (file no. 5-33952) filed with the SEC on November 17, 2000.

** Previously filed with Amendment No.1 to Schedule TO (file no 5-33952)filed with the SEC on December 22, 2000.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2001

                                    DUNES HOTELS AND CASINOS, INC.


                                    By: /s/ Steve K. Miller
                                        ----------------------------------
                                    Name: Steve K. Miller
                                    Title: President


                                    GENERAL FINANCIAL SERVICES, INC.

                                    By:   /s/ Steve K. Miller
                                          --------------------------------
                                    Name: Steve K. Miller
                                    Title: President


                                    GFS ACQUISITION COMPANY, INC.


                                    By: /s/ Steve K. Miller
                                        ----------------------------------
                                    Name: Steve K. Miller
                                    Title:  President


                                    /s/ Steve K. Miller
                                    --------------------------------------
                                    Steve K. Miller



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


                                  EXHIBIT INDEX

          *(A)(1) Offer to Purchase dated October 31, 2000.

          *(A)(2) Form of Letter of Transmittal for Common Stock.

          *(A)(3) Form of Letter of Transmittal for Preferred Stock.

          *(A)(4) Form of Notice of Guaranteed Delivery.

          *(A)(5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.

          *(A)(6) Form of Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.

         **(A)(7) Supplement to Offer to Purchase dated December 21, 2000.

           (A)(8) Notice of Subsequent Offering Period dated February 15,
                  2001.

--------------------------------

* Previously filed with Schedule TO (file no. 5-33952) filed with the SEC on November 17, 2000.

** Previously filed with Amendment No. 1 to Schedule TO (file no. 5-33952) filed with the SEC on December 22, 2000.


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